Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED AUDITORS

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related base shelf prospectus of Brookfield Infrastructure Partners L.P. (“BIP”) dated December 22, 2009 relating to the issue and sale of an indeterminate amount of preferred limited partnership units and limited partnership units of BIP and to the incorporation by reference therein of our report dated February 6, 2009, with respect to the consolidated financial statements of ETC Holdings Ltd. and subsidiaries, included in BIP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltda.

Santiago, Chile

December 22, 2009

Exh. 23.2-1